March 14, 2019

Jeff W. Dick
Chairman and Chief Executive Officer
MainStreet Bancshares, Inc.
10089 Fairfax Boulevard
Fairfax, VA 22030

       Re: MainStreet Bancshares, Inc.
           Form 10-12B
           Filed February 15, 2019
           File No. 001-38817

Dear Mr. Dick:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B filed February 15, 2019

Buiness
Lending Activities, page 6

1. Here or in your MD&A please address the specific risks of each loan type, noting which are at higher risk. Please also provide the percentage of total loans for each loan type.
Risk Factors
A significant portion of our loan portfolio is unseasoned, page 18

2. We note your disclosure that since December 31, 2016, your loan portfolio has increased by approximately 97.7%. Please revise your disclosure in Business to discuss your recent growth and describe the circumstances that resulted in the increase to your loan portfolio.
 Jeff W. Dick
MainStreet Bancshares, Inc.
March 14, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameJeff W. Dick                            Sincerely,
Comapany NameMainStreet Bancshares, Inc.
                                                          Division of
Corporation Finance
March 14, 2019 Page 2                                     Office of Financial
Services
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